Filed by MaxLinear, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

Company Name: MaxLinear, Inc. (MXL)

Event: 27th Annual ROTH Conference

Date: March 10, 2015

<<Krishna Shankar, Analyst, ROTH Capital>>

Good morning and welcome to our next company. Again, I’m Krishna Shankar, Semiconductor Analyst here at ROTH Capital. It’s my pleasure to introduce MaxLinear, and with us from MaxLinear is Adam Spice, CFO. As you know, MaxLinear is – there is pending merger between MaxLinear and Entropic and a fair amount of investor interest in that situation.

So with that, let me turn it over to Adam.

<<Adam Spice, Chief Financial Officer>>

Thanks, Krishna. Thanks everybody for being here this morning. I’m going to provide a little bit of background information on MaxLinear, but I’ll spend quite a bit of time on the proposed merger between two companies goes. As Krishna said, there is quite a bit of interest there. And if there is any questions we’ll hold say five minutes to 10 minutes at the end for Q&A.

Kishore Seendripu, our CEO, couldn’t make it this morning and he’ll be coming a little bit later for some of the one-on-ones as he was stuck in travel and he will make it a little bit later. So, for those that aren’t familiar with MaxLinear, so we are an analog RF front end company and I’ll talk a little about what that means at a technical level in a few slides. But basically, MaxLinear came to market based on its capability to bring ultra low power, highly integrated analog RF front ends for various markets, primarily the broadband markets although we have a pretty aggressive strategy for expanding our addressable market and we’ll talk about it more in detail because we believe the technology capabilities that we have are applicable to lots of different applications.

And increasingly applications on the infrastructure markets that address things like wireless infrastructure, cable infrastructure and data center opportunities as markets go from 100 gig speeds up to ultimately 400 gig and we think we have unique capabilities that allow us to participate in those markets. And we also completed acquisition about a quarter ago of a company called Physpeed which basically kind of announced our entry into that market with the high speed optical interface segment of the market.

If you look at, the company has grown very rapidly. We got 27% of CAGR over the last six years and last year sales were $133 million. And we are non-GAAP profitable and we do have laser like focus from the company on increasing the operating leverage in the business. And we think that the Entropic acquisition goes a long way to help accelerate that operating leverage and I’ll talk in more detail about that.

As you can see, our gross margins have been pretty healthy as a company maintaining above the 60% range on a non-GAAP basis and so, for us, pretty much GAAP and non-GAAP gross margins are the same. Again, this is just a chart showing that revenue growth. The company went public in 2010, and the majority of the revenue at that time was coming from two applications. One was the mobile handset market in Japan, where consumers were watching broadcast TV on their handsets, but with the advent of 3G and 4G phones basically the demand for that application essentially went away.

And what happened in 2011 is you’ll see there is significant – it was essentially a flat revenue year, 2010, 2011, there is a little bit of growth about 5%. And that was because as the mobile handset revenue was dropping off, the new market that we entered which was cable market was ramping up and they essentially offset each other but did lead to some growth year-on-year.

And then you saw that once those headwinds were behind us after 2011, the growth in cable really kind of showed through for what it was and we were getting some very nice growth of that. And we believe now, we are on the cusp of the next growth driver for the company which is the satellite market which leverages a lot of the similar technologies that we’ve deployed in the terrestrial markets and also the cable markets.

If you look at our customers and our supply chain, there should be a lot of names out there that seem familiar. One name that you won’t see on this chart is TSMC. MaxLinear I would say is really enabled by a kind of different level of engineering and also our ability to develop our own IP cores within the company that allowed us to stay with the lower cost foundries, you don’t see TSMC on this chart. On the assembly/test side, you will see a lot of familiar names and on the customer side, you will see some names that are familiar; our two largest customers are Cisco and ARRIS. And when we talk about the Entropic deal, they also have a lot of customer synergies as well.

So if you look at what does an analog front end company mean, what does our technology enable. Well, our technology essentially enables the reception of RF signals coming into the home and you can see the coax representation, you got a satellite dish on the roof of the house which embodies the satellite connection through the outdoor LNB or ODU on the roof of the house and then you see the terrestrial antenna. So we can receive signals over any of those three mediums.

And what our solution does, in some cases, we do tuner only and in some cases we do tuner plus demod. Most of our products these days are tuner plus demod SOCs that basically receive an RF signal and you take it from RF down to IF, which is basically a process of amplifying and filtering a signal, you take that cleaned up, amplify and filtered signal and you take that down to baseband. And you take that information flow and pass that on to the next chip in the processing chain which for an example of the cable modem market would be an Intel Puma DOCSIS processor.

So if you can imagine, for example, take an example of a cable signal coming across the cable infrastructure, the signal will kind of attenuate over time so it weakens over distance and then also noise can get injected into that signal from nearby base stations or other things that can provide some interference or the signal and again that’s what our solution does. It tunes into the right frequency, it amplifies and filters and passes it on to the next chain in the chip, and again you can see that platforms that we enable through all the way from cable modems and gateways, and now satellite gateways and satellite outdoor units to also flat screen TVs and so forth. So we have been able to apply the technology to a range of applications.

But what’s really driving the business or what’s driven the business. And if you look today, about two-thirds of our revenue was coming from the cable market. So obviously it’s a very important portion of our market. The majority of that revenue is coming from the data portion of cable, so the DOCSIS cable modem market. And really it’s driven the growth in that segment over the last several years has really been over the top video consumption. So Netflix, Hulu, Amazon Prime and that’s really been people consuming more and more and it started off its SD content, then it moved to HD content and now the market and the service providers preparing to deliver that massive wave of over-the-top content now in ultra HD or 4K video.

And a simple way to think of what challenge that represents to the operators is that an ultra HD signal consumes about four times the bandwidth that an HD signal does. So it means you got to increase the size of the pipe to the home, you got to fatten that pipe entering the home, it also presents challenges for distributing the content once you got the signal processed into the home and that’s again where the Entropic deal starts to come into play because they are a leader in the in-home networking technology that’s going to enable this ultra HD content distribution.

The other thing that got to feed into this not only the amount of bandwidth coming into the home, but you are also having to feed lots of different clients. So I’m not sure if some folks in this room have done an inventory of all the devices in their home that are capable of receiving content or video or web surfing, but I think I check my home and I had about 22 screens in my home that were capable of receiving content. And you think about you’ve got five people in your house with smartphones, you’ve got tablets, you’ve got notebooks, you’ve got desktops, you’ve got gaming consoles. That number expands pretty – you get a pretty big number pretty quickly. Those are all consuming high quality content, that puts a great strain not only on having to make sure the pipe is big enough coming into the home to feed all those devices, but when the content in home again feeding those efficiently the client devices through a networking technology and we’ll get into more detail later on that.

Again, if you look at what has driven the cable data, which is the largest portion of our business. If you go back in time, those that are familiar really with the DOCSIS market is the standard. So as you start off as a single channel market meaning that the cable operators would find once swath is six megahertz wide frequency to put data onto that channel or portion to the channel. And you can only get so much content or bandwidth cable in one channel of frequency. Well, that’s what really drove the next standard of technology with DOCSIS 3.0, which introduce the content called channel bonding and that was to compete with the fiber deployments and really provide a lot more downstream capability.

And so what they wanted to be able to do is, they have all this over-the-top content coming down the pipe. We really want to make sure that we’ve got robust ability to deliver all of this content and so we basically took channel aggregation, applied it to the cable spectrum and that allowed you get prolifery going from 10 meg capabilities to 50 meg to 100 meg to 200 meg and that’s really what’s driving the next standard which is DOCSIS 3.1.

So now the cable operators have sold the downstream bandwidth challenges and now they are focused on the upstream because cable is a very asymmetric service versus fiber which is very symmetric. So with all the next generation applications such as peer-to-peer, social networking in HD, video chatting, cloud storage and so forth, you want to make sure that you can push content up into the cloud just as easy as you can pull it down.

And that’s what DOCSIS 3.1 is about, and that’s going to be the next inflection point in the market and we have solutions that are coming to market, and you will see probably in late 2016 when people expect the DOCSIS 3.1 deployments to begin, certainly 2017 is probably a safer assumption but we are going to be participating in that market along with our strategic partner in the DOCSIS market which is Intel. And we’ve made some announcements and you will start to see – likely see sampling from us on the 3.1 solution sometime later in 2015 in anticipation of mass deployments in the 2016, 2017 timeframe.

You could also see in this chart basically the number of channels that have been able to be aggregated. Again, the market started off DOCSIS 3.0 which is where we entered the market as a 4-channel, equipped to move to 8 channels. The market has been an 8-channel market for the last three years. And in the last year or so, you start to see the higher channel count 16-channel and 24-channel, again all driven by this HD over-the-top content distribution model. And now you are starting to see solutions that will come to market probably in late 2015 that go up to 32-channels. And again, this is all about delivering multi hundred megabit speeds that ultimately gigabit speeds to the home.

The same underlying drivers are pushing the video markets as well particularly in the satellite market where I think we’ve all become used now to these great offerings from the satellite providers if you think about DirecTV and their genie boxes where you can receive five or six simultaneous channels of HD content in the DVR. No longer you have to worry about fighting about whether you recording NFL Football game on Saturday or your wife or kids wanted to record Top Chef and having to choose between those two things. It’s pretty much consumes as much content as you want.

But keep in mind what’s going on now, what creates an opportunity for more fully enabled front end devices is the fact that when you’ve got this 4K video or Ultra HD, again, now this push you back to a market where you not only have – you will have bandwidth constrains unless you increase the front end of these platforms. So once people are used to recording five or six channels at a time, they don’t want to go back to recording only two channels of Ultra HD. So you really have to enable that same set of features but at a higher bandwidth consumption model like we are going to see in the next couple of years again, as Ultra HD 4K video starts to pervade the operator market.

If you look at the markets that we participate in, right now we believe that the satellite market is our new entry model. So if you look at very similar to how cable started working its way to remodel in 2011, really 2015 is that same kind of initial working way of revenue into the model in 2015. And we think that satellite can be the next big grower for us that could represent an opportunity as big, if not bigger, than our cable business has. And we grew that cable business from zero to last year it was between $80 million and $85 million in revenue.

We think that satellite can do that same thing over that same three years or four year periods. We are pretty excited about that opportunity, and that’s really kind of the next big growth driver for the business. We think our terrestrial RF and our cable businesses will be growers, albeit at a slower rate. But the next real significant growth driver for our business is on the satellite side because we are starting from a very low revenue base. The revenue contribution from satellite in 2014 was pretty modest around $3 million for the year, but we are anticipating pretty significant growth to come and focus in 2015 and we are comfortable that we are in a position to deliver that.

The one thing that’s unique about our position in satellite is that we’re really attacking it from two different positions. We are attacking it from the outdoor unit that fits on the roof of the house, as that market transitions from analog channel stacking to digital channel stacking. And the real driver again for the digital channel stacking is to enable these multi channel 4K video distribution to a gateway, which that again pushes that content to clients within the home. So we are really addressing both the gateway front end and also the digital outdoor unit on the roof of the house.

Probably the most interesting thing about the outdoor unit for us is it represents the first platform, where we don’t have a back-end dependency. So if you think about in terrestrial or in cable, it’s an analog front end device that is partnered with a backend chip from whether its Intel or MediaTek MStar or Entropic on the HD DTA market where they are providing the digital process on the back end. The digital outdoor unit, it’s basically a standalone platform. There is no back independency, so it is all about our execution in the market relative to competition and we feel very good about going head-to-head and limiting that dependency in a platform on anybody else’s execution. So again, we are very excited about the channel stacking opportunity as the market transitions from analog to digital.

If you think about what’s driving our growth strategy, we’ve talked a lot about our terrestrial markets where we kind of started, and today terrestrial represents that’s about third of our revenue, cable grew into the market to represent two thirds of the revenue, satellite is just starting. And what we wanted to do, of course when you are a young scrappy company, just getting started, you have to take relatively quick turn revenue opportunities. You can’t invest in product cycles that can take five years to develop into material revenue. But now that we’ve established ourselves, we are actually getting opportunities to take our presence in the consumer and CPE markets and take those into infrastructure because now we have got proven technology, we shift hundreds of millions of devices with incredible high quality. Lots of customers are acknowledging our capabilities in delivering low power innovative solutions. And this is creating opportunities in these infrastructure platforms.

So for example if you think about things like I’ll just pick one of the cable infrastructure side, as the market moves from DOCSIS 3.0 to DOCSIS 3.1 there is a big opportunity there because our two largest customers Cisco and ARRIS were also the two largest providers on the infrastructure side. So we are taking that CPD creditability and transitioning at the infrastructure side. And typically infrastructure opportunities are longer life, they have longer cycles, you want to think about a consumer application you may have a call to 9 month to 18 months life. CPE platform and a service provider you can assume as maybe a two years to four years life or three years to four years life. And we stuck with the infrastructure gear, you are talking about potentially 7 years to 10 years life cycles. So we are very excited about getting stickier longer term market that can augment our presence in the CPE and the consumer markets.

If you look at what we are dealing is, we’re really looking to expand our SAM, that’s our biggest focus within the company right now is SAM expansion. And that’s all about taking a SAM today which is about $800 million. And we think by adding the wireless backhaul and the optical infrastructure and also the Telco, the wireless infrastructure opportunities and the MoCA opportunity, we think we trade almost $3 billion addressable market. So we are expanding our market opportunity very aggressively and we are very comfortable that we are making progress in all these markets and we will be able to realize that market expansion.

Now I’ll talk a little bit about the Entropic acquisition, these are slides that we have put made public previously when we announce the deal. So I won’t go through all the details, but essentially it’s a combination of cash plus stock deal. We believe it’s a good deal for both parties, there are significant equity carry for the Entropic shareholders and we think we will have a very motivated work force that comes with the deal because everyone is interested to align.

When the deal is done, there will be about a 65-35 ownership split with MaxLinear having 65% of the combined company ownership. We are bringing on one of the

Entropic broad members who is their current Interim CEO. So we are very excited about his capabilities and what we will bring to our board. And we believe because of the unique kind of joint presence that we have in certain platforms that we are going to realize significant synergies from this deal.

The companies are not only relatively closely proximate geographically in San Diego, but we also have – again very close to design synergy in Irvine, same thing in places like in Shenzhen and so forth. So there is a lot of opportunity to bring the two companies together and deliver a lot of savings. We do believe this deal is going to be immediately accretive on a non-GAAP once you exclude the one time deal charges that you’re all probably familiar with.

Now as far as an update on the deal timing, right now we expect that we could close the deal as early as late April, early May. We did receive early information from the FTC on the HSR. So right now we are in the process of readying our S4 filings and then scheduling our shareholder votes because the deal does require shareholder approval on both sides. But we think that this is up for again a late April, early May deal close.

I talked about some of these things before as far as local. The companies are both young, the one thing we are excited about in addition to the engineering talent that we are going to get is customer kind of relevancy and I’ll talk about it more later. Entropic has a very broad IP portfolio which will be added to MaxLinear’s organic portfolio that has been growing, that’s very aggressive. If you look at the scale of the business in the margins, you’ll get a lot of scale pretty much immediately from getting this deal put to bed. If you look at the margins, our margins are a little bit higher than Entropic’s margins, but there are portions that within the Entropic business that have similar margin structures to our core business.

And we think over time that there is an opportunity to create a sizeable business at very nice gross margins and we’re pretty excited about what would that represent. From a cash perspective, you see both companies are very well capitalized and the deal structure is one where we use the Entropic cash as part of the funding mechanism for getting the deal completed. When the deal is done, we expect to have somewhere on the order of I’ll call it $60-ish million of net cash on the combined company balance sheet. So it leaves us with a lot of liquidity and ability to continue to invest in the strategic roadmap.

If you look at the guidance that was provided when each company gave its Q4 results and Q1 guidance, you can see that both companies are posting growth quarter-on-quarter. Our growth forecast for quarter-on-quarter, operating expenses coming into focus that gives you operating margins that are in the mid to high single-digits. And again this is exclusive of any synergies that we’ve identified in the deal, and again we are very confident we’re going to able to deliver strong synergies from this.

Like to stay for one second, as far as the long term model, we believe that this platform really does provide a very tangible way to get to a business where you’ve got 60% plus combined gross margins and 20% GAAP and non-GAAP OI. And we think we can get there. The timing of, how long we’ll take to get there, we think we’re going to make significant progress towards that in 2015, certainly in 2016 that should be coming more into focus as we get more of these integration synergies and all about.

Now a question, where are those synergies coming from? One thing that we mentioned when we announced the deal is that there are quite a few customer overlaps. If you look at the fact that our two largest customers are both common across the company, Cisco and ARRIS, there are opportunities for supply chain synergies. We didn’t calculate those in the $20 million synergy number that we threw out there, that was really just for more of the OpEx side of things. We do believe there are things that we can do on the supply chain. We believe that we’ve got a world-class supply chain management team that has the ability and has the experience in a scaled operation and bringing on the Entropic volumes will help enable them to deliver more savings.

There is certainly some R&D leverage at the platform level, not only just in the sheer headcount that you can make sure is sized correctly for the opportunity, but also our chips sit next to each other on many platforms. So there is an opportunity to do integration at a chip level. There’s a lot of opportunity to do things smarter, about how the platform is configured so we can get the most optimized solution and again it’s all about driving an optimized solution for our total platform. And if you think about for example the cable world – in the cable data world which again is our biggest platform, you’ve got MaxLinear front end attached to an Intel backend and you’ve got a discrete MoCA solution from Entropic.

With this deal, we kind of take one step – one significant step forward in providing a more unified platform between Intel and MaxLinear versus the Broadcom platform. And it is really the kind of the two platforms to think of an end market, there is the Broadcom platform and the Intel one. We think this makes the Intel platform even more competitive. Certainly I think, everyone can get their heads around the G&A opportunities, there is a lot of redundant public company cost and other costs that we’re going to squeeze out in the model. And I don’t think those take a lot of imagination to figure how those will come into focus.

Where these really drive? This really drives a company that really will have a very strong footprint or kind of coverage in the broadband market certainly on the CPE side. We think the capabilities of the engineering team, if you look at the complexity that a MoCA solution requires, Entropic has done some very impressive networking deployments if you will MoCA is not an easy technology to get to work right. And people that can execute on those kinds of challenges can be leveraged into other opportunities such as the wireless infrastructure that I mentioned earlier in the presentation, the data center opportunities.

These are very high caliber mixed single designers that you have experience across multiple platforms and we think we are going to put them to work on some other platforms that we currently, to be honest, are under staffed, done. So we think not only we can get operating synergies, but we can also pull in project execution in these key TAM expansion projects that I mentioned earlier, which has been cable infrastructure, wireless infrastructure and the data center and Telco communications markets.

To give you a just kind of one glimpse of a platform that will make it maybe a little bit more tangible for you, if you look at for example a broadband, cable platform, you can look at the various pieces. You can see what MaxLinear currently addresses that’s highlighted in red. So there’s some, in fact, we’ve been adding functionality with platform. We were the tuner demodulator historically. We’ve now and recently announced parts that allow us to do the PGA or programmable gain amplifier for the DOCSIS 3.0 and DOCSIS 3.1 platforms. So that’s an organic expansion on our footprint. And then you can see where the Entropic mixed single piece plugs into this platform in the MoCA side and we also provide Triplexer functionality as well.

But we see in pink are some other areas where there is an opportunity for the combined company to go address more aggressively. And again with our ability to do this, you can see that within kind of the hash area that shows these parts, those are areas that we currently address. But we think that the pink areas are areas that where our partners and ultimately the service providers and the box makers are expressing an interest for somebody with our combined capabilities to provide more functionality.

If you think about these platforms, you think about the Wi-Fi requirements that are in these boxes to do quality of service, whole home distribution. Right now, I think it’s fair to say that wireless deployment for, it doesn’t work in all applications, it works in some. But certainly you’re seeing a preference towards wired solutions that you can actually guaranty or ensure of the high quality of service distribution to clients within the home. But also we think there are ways we are combining those capabilities and also provide some enhanced wireless capabilities which really gives us customers a broad portfolio to choose from and best-in-class, and we think that’s the way to further differentiate the platform that we support which again is the Intel platform in the cable market.

One thing, the feedback that we’ve gotten from customers, which has been consistent is they really appreciate what this deal does as far as bringing more MaxLinear relevance to the platform. So now in discussions that we have with our key customers, lot of them are saying, this is great, you actually get the firm where –. The one issue that we’ve always had to address is, we have a very consolidated Broadcom platform where they’re on frontend or they’re on back end all the kind of heavy pieces. This goes to further consolidating kind of the Intel platform and just I would say in some ways intermediating all the different participants in this platform.

So I guess Krishna…

<<Krishna Shankar, Analyst, ROTH Capital>>

Yeah. We have a minute more.

<<Adam Spice, Chief Financial Officer>>

Minute more, okay. I guess just to summarize to what the combined companies will represent as far as bringing capabilities to market, again I think it will be a leading franchise from an analog, mixed signal and RF IC design perspective. We’re bringing the connectivity capability of the platform that MaxLinear did not have organically and will be a much stronger company from an IT perspective with almost 2,000 combined patents. The scale is very important and we think that take us a long way in accelerating kind of getting to our operating model of 20% non-GAAP and GAAP OI. And we do believe it’s going to deliver significant accretion on a non-GAAP basis aside from one-time charges and the amortization of intangibles. So I think with that, we can turnover.

<<Krishna Shankar, Analyst, ROTH Capital>>

Thank you. One quick question, what is the outlook, both of you guys have guided to pretty good Q1, what’s the outlook for the entire year for cable and satellite spending, what’s your visibility on industry capital spending and the outlook for cable and satellite.

<<Adam Spice, Chief Financial Officer>>

I think it’s so hard to tell. I think, we – things were going great in the first half of 2014. We had very nice Q1, Q2 growth and then the Comcast-Time Warner merger deal was announced, the AT&T DirecTV deal was made public and then BSkyB was in the process of buying Sky Italia and Sky Deutschland. So we’re in this very uncertain time of consolidation at the operator level. So it’s very difficult for us to say.

What we have said is that we’re seeing growth in our cable business despite all of this kind of uncertainly with Comcast-Time Warner. But that’s not a result of units growing. It’s really a result of an increased mix towards the higher channel count solutions. So we’re getting a benefit from ASP rather than from units. And I can’t tell you right now, I don’t think anybody could tell you when for example the Comcast-Time Warner deal will close if it closes, what the impact of the AT&T DirecTV merger is going to be or BSkyB Sky Brazil, I’m sorry Sky Deutschland and Sky Italia, it’s really hard to call.

<<Krishna Shankar, Analyst, ROTH Capital>>

Thank you very much. Management will be available for Q&A outside.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements concerning our future financial performance (including our LT model expectations); trends, growth opportunities, and estimated market sizes in specific product markets for cable, terrestrial, satellite, broadband and other applications; and opportunities associated with new product offerings and our strategy to expand our addressable market, including our recent acquisition of Physpeed and our entering a definitive agreement to acquire Entropic; our anticipated timing of the proposed merger with Entropic; anticipated effects of the proposed merger with Entropic; prospects for the combined company, including expectations with respect to its market position and intellectual property portfolio; expectations with respect to the growth strategies and addressable markets of the combined company; expectations with respect to the products of the combined company after the proposed merger; anticipated synergies to be realized from the proposed merger; and expectations for operating results of MaxLinear and Entropic. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. Risks and uncertainties affecting our business, operating results, financial condition, and stock price, include, among others, intense competition in our industry; our dependence on a limited number of customers for a substantial portion of our revenues; uncertainties concerning how end user markets for our products will develop, including end user markets for the cable and satellite applications of our products as well as end user markets for products currently in development; potential uncertainties arising from continued consolidation among cable television operators; integration risks associated with our acquisition of Physpeed; our ability to develop and introduce new and enhanced products on a timely basis and achieve market acceptance of those products, particularly as we seek to expand outside of our historic markets; potential decreases in average selling prices for our products; limited trading volumes; risks relating to intellectual property protection and the prevalence of intellectual property litigation in our industry, including pending litigation against us by a third party with the United States International Trade Commission and in United States District Court in Delaware; our reliance on a limited number of third party manufacturers; and our lack of long-term supply contracts and dependence on limited sources of supply. Risks relating to our potential acquisition of Entropic include the potential failure of MaxLinear’s or Entropic’s stockholders to approve the proposed merger transaction; the potential failure to obtain regulatory approvals related to the transaction; the challenges and costs of closing, integrating, restructuring, and achieving currently anticipated synergies; the ability to retain key employees, customers, and suppliers of Entropic or MaxLinear while the acquisition is pending and thereafter; and other factors generally affecting the business, operating results, and financial condition of either MaxLinear or Entropic or the combined company. In addition to these risks and uncertainties, investors should review the risks and uncertainties contained in our filings with the Securities and Exchange Commission (SEC), including those set forth under the caption “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2014 and our subsequent Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K that we have filed and may file from time to time with the SEC. Unless otherwise indicated herein, all forward looking statements are based on estimates, projections and assumptions of MaxLinear as of the date of our February 9, 2015 press release announcing fourth quarter and fiscal year 2014 financial results. This communication does not constitute confirmation or an update of previously provided guidance. MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the Section entitled “Appendix” to our corresponding slide presentation filed with the SEC pursuant to Rule 425 on March 10, 2015.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’s executive officers and directors is included in MaxLinear’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of such persons may differ from the interests of MaxLinear or Entropic stockholders generally.